CohBar, Inc.
1455 Adams Dr., Suite 2050
Menlo Park, CA 94025

July 16, 2015

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	CohBar, Inc.
Registration Statement on Form S-1 (Registration No. 333-205519)

Acceleration Request

Requested Date:	July 20, 2015
Requested Time:	5:00 p.m. Eastern Time

Ladies and Gentlemen:

CohBar, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Peter Cancelmo, of Garvey Schubert Barer, the Registrant’s legal counsel, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We request that we be notified of such effectiveness by a telephone call to Mr. Cancelmo at (206) 816-1332. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Garvey Schubert Barer, attention: Peter Cancelmo, via facsimile to (206) 464-0125.

Sincerely,

COHBAR, INC.

By:	/s/ Jon Stern
Jon Stern
Chief Executive Officer

cc:	Peter B. Cancelmo, Garvey Schubert Barer